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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-32312

CUSIP NUMBER:   ____________

(Check One) [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
            [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

NOVELIS INC.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

3399 Peachtree Road NE, Suite 1500
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Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30326
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City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report on Form 10-Q of Novelis Inc. (the "Company") for the period ended September 30, 2005 could not be filed with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense in light of the circumstances described below.

As reported in the Company's press release dated November 7, 2005 and its Form 8-K filed on November 14, 2005, the Company has decided to delay the release of its third quarter 2005 results in order to review adjustments to certain reserves and contingencies and expects to restate the Company's previously issued financial statements for the first and second quarters of 2005. The Company's Audit Committee has engaged independent outside advisors to review the accounting treatment of certain reserves and contingencies as well as adjustments made to arrive at the Company's opening balance sheet as of January 6, 2005.

Due to the additional time required for the independent outside advisors to conduct this review and for the Company to determine the effect of any resulting corrections on the Company's financial statements, the decision was made to delay the filing of the Form 10-Q for the period ended September 30, 2005.

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Geoffrey P. Batt                                 (404) 814-4200
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(Name)                                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to the completion of the review and a determination of the necessary corrections as described in response to Part III, above, the Company is unable to reasonably estimate the anticipated change, if any, from the fiscal quarter ended September 30, 2004.

                                  NOVELIS INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005                           By:    /s/ Geoffrey P. Batt
                                                         -----------------------
                                                  Name:  Geoffrey P. Batt

                                                  Title: Chief Financial Officer